UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,612,027	$3,457.19

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $11.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 30 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited

Form or Registration No: TO-T	Date Filed: May 2, 2007

Amount Previously Paid: $453.97	Filing Party: Connect Holdings Limtied

Form or Registration No: TO-T/A	Date Filed: June 7, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect International Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Not including (i) the 4,056,163 shares subject to the irrevocable undertaking as described herein or (ii) the 2,042,606 shares tendered into the Offer to date.

TABLE OF CONTENTS

SIGNATURES
EXHIBITS INDEX

This Amendment No. 3 (this Amendment) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, as amended through the date hereof (as amended the Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$10.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007 (the Offer to Purchase) and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.
Item 4. Terms of the Offer.
On 7 June 2007, Connect issued a press release and sent letters to PacNet shareholders announcing that it had increased the Offer Price to US$11.00 per share and extended the Expiration Date of the Offer to 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007. The Bank of New York, the Depositary for the Offer, has advised Connect that approximately 2,042,606 shares had been validly tendered and not withdrawn as of 6 June 2007. Copies of the press release and letter to PacNet shareholders are filed hereto as Exhibits (a)(5)(i) and (a)(5)(ii). All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by brokers, dealers, banks, trust companies and other nominees, to the Offer Price of US$10.00 per share are hereby amended and restated to refer to US$11.00 per share.
Item 12. Exhibits.
Item 12 of the Statement is amended and supplemented by adding the following:
(a)(5)(i) Press release issued by Connect dated 7 June 2007.
(a)(5)(ii) Letter to PacNet Shareholders dated 7 June 2007.
(a)(5)(iii) Letter to PacNet Optionholders dated 7 June 2007.
Item 13. Information required by Schedule 13e-3.
     Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e) The section entitled “Special Factors—Historical Chronology of Events” is supplemented by adding the following paragraph immediately following the eleventh full paragraph on page 13 of the Offer to Purchase:
“In connection with the Offer, on 6 June 2007, Connect received an irrevocable undertaking from MediaRing to tender all PacNet shares held by MediaRing, being 4,056,163 PacNet shares into this Offer.”
Section 1.5, “Irrevocable Undertaking” is amended by replacing the second full paragraph of page 24 with the following:
“On 6 June 2007, Connect received an irrevocable undertaking from MediaRing to tender 4,056,163 PacNet Shares, representing approximately 29.31% of the issued share capital of PacNet as of 1 June 2007, based on information provided to us by PacNet, held by MediaRing, into the Offer conditional upon our announcement of the increase in the Offer Price to US$11.00 per share. The undertaking provides that, among other things, upon demand, MediaRing shall immediately tender its PacNet shares in accordance with the procedure for acceptance, MediaRing shall not withdraw any acceptances and Connect shall acquire it’s PacNet shares free of any lien, charge, option, equity or encumbrance, together with all rights attaching to the PacNet shares. The undertaking will lapse if the Offer lapses or is withdrawn.
Save as disclosed above, as at 7 June 2007 neither Connect nor any party acting in concert with it has received any irrevocable undertaking from any holder of shares to accept or reject the Offer.
A copy of the irrevocable undertaking from MediaRing dated 7 June 2007 is filed as an exhibit to our combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, as amended.”
     Item 8. Fairness of the Transaction.
(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth in the Letter to PacNet Shareholders filed as an exhibit hereto under the heading “Connect’s Position Regarding the Fairness of the Offer,” which amends and replaces the section entitled “Special Factors—Connect’s Position Regarding the Fairness of the Offer” on pages 15 to 17 of the Offer to Purchase.”
     Item 10. Source and Amount of Funds.
Section 13, “Source and Amount of Funds” is amended by replacing the eighth and ninth full paragraphs on page 38 of the Offer to Purchase with the following:
“We estimate that the total amount of funds required to purchase all issued PacNet shares (other than those already owned by Connect), including all shares issued pursuant to the valid exercise of Options prior to the final Expiration Date (based on the information provided to us by PacNet, pursuant to this Offer at the offer price of US$11.00 per share will be approximately US$112,612,027 (offset by the $4,806,027 receivable by PacNet pursuant to the exercise of such Options at the US$/S$ exchange rate as of 6 June 2007). The consideration for this Offer (including any revision thereof) will be funded by way of existing internal resources of the Connect Group.
The existing internal resources of the Connect Group will be sufficient to fund this Offer and this Offer is not conditioned upon any financing arrangement. Connect has not secured alternative financing sources for this Offer. Each of the Investors has committed sufficient equity funds to fund in full the purchase of all tendered shares under the Offer. Such funds have been earmarked by each of the Investors solely for use in connection with the Offer. When funds are required, Connect will initiate a call on capital and the Investors will fund pursuant to such call. Once a call has been made by Connect, each of the Investors will be obliged to fund. There are no conditions to funding once the call has been made.”
     Item 16. Exhibits.
Item 13.16 of the Statement is amended and supplemented by adding the following:
(d)(ii) Irrevocable Undertaking to Accept Offer by MediaRing Ltd. to Connect Holdings Limited dated 6 June 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 7 June 2007
Connect Holdings Limited

By:	/s/ William Barney
Title:	Director
Connect International Limited

By:	/s/ William Barney
Title:	Authorised signatory
Ashmore Global Special Situations Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory
Ashmore Global Special Situations Fund 2 Limited

By:	/s/ William Barney
Title:	Authorised signatory
Asset Holder PCC Limited re Ashmore Emerging
Markets Liquid Investment Portfolio

By:	/s/ William Barney
Title:	Authorised signatory
Asset Holder PCC No 2 Limited re Ashmore Asian
Recovery Fund

By:	/s/ William Barney
Title:	Authorised signatory
Ashmore Emerging Markets Debt Fund

By:	/s/ William Barney
Title:	Authorised signatory
Ashmore Emerging Markets Debt and Currency Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory
Ashmore Management Company Limited

By:	/s/ William Barney
Title:	Authorised signatory
Spinnaker Global Opportunity Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory
Spinnaker Global Strategic Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory
Clearwater Undersea Cable Investments, LP

By:	/s/ William Barney
Title:	Authorised signatory
Clearwater Capital GP, Ltd

By:	/s/ William Barney
Title:	Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated 2 May 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.*

(a)(1)(viii)	Options Proposal Letter dated 2 May 2007.*

(a)(5)(i)	Press release issued by Connect dated 7 June 2007.

(a)(5)(ii)	Letter to PacNet Shareholders dated 7 June 2007.

(a)(5)(iii)	Letter to PacNet Optionholders dated 7 June 2007.

(c)	Lazard Presentation to Connect dated 27 April 2007.*

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(d)(ii)	Irrevocable Undertaking to Accept Offer by MediaRing Ltd. to Connect Holdings Limited dated 6 June 2007.

(g)	Question and Answer Script for Investor Telephone Conversations.*

99.1	Powers of Attorney.*

*	Previously filed with the SEC as an exhibit to Schedule TO on 2 May 2007.

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007.